07020807

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED

LETTER FOR MAINTENANCE OF EXEMPTION

22 January 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 12

PROCESSED
FEB 0 9 2007
THOMSON FINANCIAL

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	21.12.2006, 22.12.2006, 12.01.2007 and 18.01.2007
2	Proposed Disposal to Synergy Drive Sdn Bhd ("Synergy Drive") of the entire business and undertaking including all the assets and liabilities of the Company	04.01.2007
3	Article entitled: "Sime Darby-Remcorp deal likely to be off"	08.01.2007
4	Proposed disposal of Sime Conoco Energy Sdn. Bhd.	09.01.2007
5	Public shareholding spread	12.01.2007
6	Proposed Disposal to Synergy Drive of the entire business and undertaking including all the assets and liabilities of the Company	15.01.2007
7	Article entitled: "Sime believed to have won RM15b undersea cable job"	18.01.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/rh/jm/working/sdb/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 21/12/2006 05:35:16 PM
Reference No SD-061220-109D2

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Disposal of 1,627,200 shares)

Mayban Investment Management Sdn Bhd
(Disposal of 650,000 shares)

Alliance Capital Asset Management Sdn Bhd
(Disposal of 200,000 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 100,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 11/12/2006	* 1,466,700	
Disposed	11/12/2006	50,000	
Disposed	12/12/2006	160,500	
Disposed	12/12/2006	200,000	
Disposed	12/12/2006	600,000	
Disposed	12/12/2006	100,000	

* Circumstances by reason of which change has occurred	:	**Disposal of shares by the EPF Board and its Portfolio Managers.**
* Nature of interest	:	**Direct**
Direct (units)	:	**401,486,005**
Direct (%)	:	**16.18**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**401,486,005**
* Date of notice	:	**12/12/2006**

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 19th December 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 22/12/2006 05:15:55 PM
Reference No SD-061222-2802B

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 300,000 shares
Disposal of 2,741,400 shares)

Mayban Investment Management Sdn Bhd
(Disposal of 200,000 shares)

RHB Asset Management Sdn Bhd
(Disposal of 324,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 13/12/2006	* 1,179,100	
Disposed	13/12/2006	200,000	
Disposed	13/12/2006	324,000	
Acquired	14/12/2006	300,000	
Disposed	14/12/2006	1,562,300	

*	Circumstances by reason of which change has occurred	: Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
*	Nature of interest	: Direct

	Direct (units)	: **398,520,605**
	Direct (%)	: **16.04**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **398,520,605**
*	Date of notice	: **14/12/2006**

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 20 December 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 12/01/2007 05:16:55 PM
Reference No SD-070108-C2164

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 1,900,600 shares)

Employees Provident Fund Board
(Disposal of 4,186,700 shares)

AmanahRaya JMF Asset Management Sdn Bhd
(Disposal of 69,000 shares)

Mayban Investment Management Sdn Bhd
(Disposal of 364,150 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 200,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 15/12/2006	* 1,758,000	
Disposed	15/12/2006	150,000	
Disposed	18/12/2006	466,300	
Disposed	19/12/2006	1,277,600	
Disposed	19/12/2006	39,000	
Disposed	19/12/2006	214,150	
Disposed	22/12/2006	30,000	
Disposed	22/12/2006	200,000	
Acquired	26/12/2006	370,100	
Disposed	26/12/2006	734,800	
Acquired	28/12/2006	900,000	

Acquired	29/12/2006	630,500

* Circumstances by reason of which change has occurred	:	**Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.**
* Nature of interest	:	**Direct**
Direct (units)	:	**395,601,355**
Direct (%)	:	**15.86**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**395,601,355**
* Date of notice	:	**29/12/2006**

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 22nd, 26th and 29th December 2006 and 4th and 8th January 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 18/01/2007 05:48:24 PM
Reference No SD-070118-57813

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 3,970,900 shares
Disposal of 3,889,200 shares)

AmInvestment Management Sdn Bhd
(Disposal of 236,000 shares)

CIMB- Principal Asset Management Sdn Bhd
(Acquisition of 902,500 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 03/01/2007	* 2,000	
Disposed	03/01/2007	1,227,200	
Acquired	04/01/2007	368,500	
Disposed	04/01/2007	805,500	
Disposed	04/01/2007	236,000	
Acquired	04/01/2007	902,500	
Acquired	05/01/2007	871,400	
Acquired	08/01/2007	2,058,900	
Disposed	09/01/2007	1,856,500	
Acquired	10/01/2007	670,100	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	396,349,555
Direct (%)	:	15.87
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	396,349,555
* Date of notice	:	10/01/2007

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 11th, 15th and 16th January 2007.

General Announcement
Reference No **MM-070104-61821**

Submitting Merchant Bank	:	**AMINVESTMENT BANK BERHAD**
Company Name	:	**SIME DARBY BERHAD**
Stock Name	:	**SIME**
Date Announced	:	**04/01/2007**

Type	:	**Announcement**
Subject	:	**SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")**
		PROPOSED DISPOSAL TO SYNERGY DRIVE SDN BHD ("SYNERGY DRIVE") OF THE ENTIRE BUSINESS AND UNDERTAKING INCLUDING ALL THE ASSETS AND LIABILITIES OF THE COMPANY ("PROPOSED DISPOSAL")

Contents :

We refer to the announcement dated 20 December 2006.

On behalf of Sime Darby, AmInvestment Bank Berhad (formerly known as AmMerchant Bank Berhad) wishes to announce that Synergy Drive has extended the date for Sime Darby to enter into the definitive agreement with Synergy Drive in relation to the Proposed Disposal to 15 January 2007.

This announcement is dated 4 January 2007.

Form Version 2.0

General Announcement

Submitted by S DARBY on 08/01/2007 05:20:11 PM
Reference No SD-070108-DB602

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type	:	Announcement ● Reply to query
* Reply to Bursa Malaysia's Query Letter - Reference ID	:	PY-070105-51490

* Subject :

Article entitled : "Sime Darby-Remcorp deal likely to be off"

* Contents :-

We refer to the letter from Bursa Malaysia Securities Berhad ("BMSB") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 5 January 2007 in connection with the above titled news article that appeared in The Sun, Business News, Page 30, on Friday, 5 January 2007, in particular the following statement:-

"........the proposed acquisition could be called off."

Sime Darby wishes to inform BMSB that the discussion on the proposed acquisition has been put on hold in view of the proposed offer from Synergy Drive Sdn. Bhd. to acquire the business and undertaking of the Company.

The Company will make the necessary announcements to BMSB should there be any development that requires an announcement to be made.

This announcement is dated 8 January 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 09/01/2007 06:31:28 PM
Reference No SD-061208-3BA66

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

PROPOSED DISPOSAL OF SIME CONOCO ENERGY SDN. BHD.
(Announcement pursuant to Chapter 9.19 (45) of the Listing Requirements)

* Contents :-

Further to the announcements dated 22nd June 2006 and 8th December 2006, Sime Darby Berhad ("Sime Darby") wishes to announce that Conoco Jet (Malaysia) Sdn. Bhd. ("CJM") had, on 9th January 2007 received the approval of the Foreign Investment Committee, for its proposed acquisition of 51% of the issued and paid-up share capital of Sime Conoco Energy Sdn Bhd ("SCE") from Sime Malaysia Region Berhad, a wholly-owned subsidiary of Sime Darby.

The approval of the Ministry of Domestic Trade and Consumer Affairs for the change of name of SCE and the change of directors of SCE and ProJET Malaysia Sdn Bhd, which is SCE's sole investment, is still pending.

This announcement is dated 9th January 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 12/01/2007 05:16:55 PM
Reference No SD-070111-29187

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

*Type : ● **Announcement** ○ **Reply to query**

*Subject :

PUBLIC SHAREHOLDING SPREAD

* Contents :-

Sime Darby Berhad ("SDB") is pleased to announce that it is in compliance with the public shareholding spread under paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad which prescribes that a listed issuer must have at least 25% of its listed shares in the hands of a minimum of 1,000 public shareholders holding not less than 100 shares each.

As at 31st December 2006, SDB's listed shares are held by 25,626 public shareholders holding not less that 100 shares each representing 45.34% of the total listed shares of SDB.

This announcement is dated 12 January 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement
Reference No **MM-070115-63650**

Submitting Merchant Bank	:	**AMINVESTMENT BANK BERHAD**
Company Name	:	**SIME DARBY BERHAD**
Stock Name	:	**SIME**
Date Announced	:	**15/01/2007**

Type	:	**Announcement**
Subject	:	**SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")**

PROPOSED DISPOSAL TO SYNERGY DRIVE SDN BHD ("SYNERGY DRIVE") OF THE ENTIRE BUSINESS AND UNDERTAKING INCLUDING ALL THE ASSETS AND LIABILITIES OF THE COMPANY ("PROPOSED DISPOSAL")

Contents :

We refer to our announcements dated 27 November 2006, 20 December 2006 and 4 January 2007.

We wish to announce that Synergy Drive has further extended the date for Sime Darby to enter into the definitive agreement with Synergy Drive in relation to the Proposed Disposal from 15 January 2007 to 29 January 2007.

This announcement is dated 15 January 2007.

Form Version 2.0

General Announcement

Submitted by S DARBY on 18/01/2007 05:13:17 PM
Reference No SD-070118-47958

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type	:	○ **Announcement** ● **Reply to query**
* Reply to Bursa Malaysia's Query Letter - Reference ID	:	**PY-070117-43490**

* Subject :

Article entitled: "Sime believed to have won RM15b undersea cable job"

* Contents :-

We refer to the letter from Bursa Malaysia Securities Berhad ("BMSB") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 17th January 2007 in connection with the above titled news article that appeared in The New Straits Times, Business Time Section, Page 39, on Wednesday, 17th January 2007, in particular the following statement:-

".......Sime Darby Bhd is believed to have won a contract valued as much as RM15 billion to build submarine cables linking Sarawak's Bakun hydroelectric dam to Peninsular Malaysia, ..."

Further to the Company's announcement dated 19th December 2006, Sime Darby wishes to inform BMSB that, to-date, no official approval has been received from the Government.

This announcement is dated 18th January 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END